December 17, 2024

Bill Zarkalis
Chief Executive Officer
Titan America SA
1000 Bruxelles
Square de Mee  s 37, Belgium

        Re: Titan America SA
            Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 3, 2024
            CIK No. 0002035304
Dear Bill Zarkalis:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1
Business, page 143

1.     We note you present Free Cash Flow and Ratio of Net Debt to Adjusted
EBITDA,
       non-IFRS financial measures, for 2023 without the most directly comparable IFRS financial measures. Please revise your disclosure to present, with equal or greater prominence, the most directly comparable IFRS financial measures. Refer to Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance
       & Disclosure Interpretations regarding Non-GAAP Financial Measures. December 17, 2024
Page 2
Consolidated Financial Statements
General, page F-1

2. As this is an initial public offering, your audited financial statements may be no older than 12 months at the time of filing and effectiveness. However, if you are able to represent that you are not required to comply with the 12-month requirement in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship, the last year of audited financial statements may be no older than 15 months at the time the registration statement is declared effective. If applicable, your representation should be filed as an exhibit to the registration statement. Refer to the Instructions to Item 8.A.4 of Form
       20-F.
Consolidated Financial Statements
Consolidated Statements of Financial Position, page F-7

3. We note your related party transactions disclosure on page F-59. Please disclose related party amounts on the face of your balance sheets, statements of operations and comprehensive income and statements of cash flows, as applicable. Refer to Rule 4-
       08(k) of Regulation S-X.

        Please contact Ranjit Singh Pawar at 202-551-2702 or Kimberly Calder at 202-551-
3701 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Jeffrey D. Karpf, Esq.